Quarles & Brady LLP
411 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-4497
August 2, 2005
VIA EDGAR
Mr. William C-L Friar
Senior Financial Analyst
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20002

Re:	Wauwatosa Holdings, Inc. Form S-1, Amendment No. 2 File Number 333-125715
Dear Mr. Friar:
     With this letter, on behalf of Wauwatosa Holdings, Inc., we are transmitting for filing via EDGAR Amendment No. 2 (“Amendment No. 2”) to the Form S-1 Registration Statement (File No. 333-125715) of Wauwatosa Holdings, Inc. Amendment No. 2 responds to your comment letter dated July 29, 2005. With a paper copy of this letter, we have also enclosed two marked copies of the Amendment, showing changes from the original filing. For sake of clarity, references in this letter to “we” refer to Wauwatosa Holdings and/or its affiliates, except as the context otherwise may require.
     In addition to responding to the comments contained in the SEC’s comment letter dated July 29, 2005, Amendment No. 2 contains revisions on account of an updated preliminary appraisal of Wauwatosa Holdings dated July 22, 2005. This appraisal was completed in response to discussions with the Federal Deposit Insurance Corporation. The amended preliminary appraisal, which is filed as Exhibit 99.3.2 to Amendment No. 2, increased the valuation range of Wauwatosa Holdings on a fully converted basis from $195.5 million to $216.8 million at the minimum of the offering range and from $264.5 million to $293.3 million at the maximum of the offering range. This resulted in the number of shares being offered to the public increasing from 5,865,000 to 6,502,500 at the minimum of the offering range and from 7,935,000 to 8,797,500 at the maximum of the offering range. These amended valuation ranges also required us to amend and refile certain of the other exhibits to the registration statement.

August 2, 2005

     Set forth below are the headings and numbered paragraphs from your July 29 letter, each of which is immediately followed by Wauwatosa Holdings’ response, including any supplemental information requested, or a reference to the location in Amendment No. 2 where we have made changes in response to your comment.
How We Determined to Offer . . . . page 6
1.	At the end of the first full paragraph on page 7 revise the text to explain that if subscribers do not affirm their purchase decision their funds will be returned.

Response:

We have expanded our discussion in the summary to more clearly disclose that in the event of a resolicitation, subscribers must affirmatively reconfirm their purchase decision or their subscription funds will be refunded to them with interest at our regular savings rate.

Confirming Documentation

Revisions contained on page 7 of Amendment No. 2 to Form S-1 Registration Statement (Reg. No. 333-125715) as filed on August 2, 2005 (hereinafter referred to as “Amendment No. 2”) under heading “How We Determined to Offer Between 6,502,500 Shares and 8,797,500 Shares and the $10.00 Price Per Share.”
Recent Results of Operations, page 15
2.	In the first paragraph, please briefly disclose what the referenced dispute is about.

Response:

We have included a summary of the dispute with the Wisconsin Department of Revenue in our discussion of our recent results of operations and have provided cross-references to where additional information may be found in the prospectus.

Confirming Documentation

Revisions contained on page 15 of Amendment No. 2 under the heading “Recent Results of Operations.”

August 2, 2005

Sources of Funds — Deposits, page 70
3.	Please revise the table that sets forth the maturity of outstanding certificates of deposit in amounts greater than or equal to $100,000 to reconcile with the balance of $274.6 million disclosed in the previous sentence.

Response:

The table at the bottom of page 72 of Amendment No. 2 contains the correct total of the aggregate amount of our outstanding certificates of deposit in amounts greater than or equal to $100,000 as of March 31, 2005. Consequently, we have revised the lead-in sentence to state that such total is approximately $269.6 million.

Confirming Documentation

Revisions contained on page 72 of Amendment No. 2 under the heading “Sources of Funds—Deposits.”
* * *
     Wauwatosa Holdings is filing with this letter the requested Amendment No. 2 to the registration statement and (as noted above) has included two marked copies with a paper copy of this letter to expedite your review. We will comply with your request regarding our submission of an acceleration request and provide you adequate time to consider the request.
     Please call Hoyt Stastney (414) 277-5143, James Friedman (414) 277-5735, or Ryan Van Den Elzen (414) 277-5455 if you wish to discuss any of these responses or related matters.
Very truly yours,
QUARLES & BRADY LLP
/s/ Hoyt R. Stastney
Hoyt R. Stastney
HRS:jj
Enclosure